UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF June 2019

COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED

(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On June 5, 2019 (the “Notice Date”), Origin Agritech Ltd. (the “Company”) received a letter from the NASDAQ Stock Market (“NASDAQ”) notifying the Company that the Company is not in compliance with the NASDAQ listing rules. The Company’s Form 20-F for the fiscal year ended September 30, 2019 reported stockholders’ equity of $(3,396,000) and therefore, the Company is not in compliance with NASDAQ Listing Rule 5450(b)(1)(A) which requires the Company to maintain a minimum of $10,000,000 in stockholders’ equity.

The Company has 45 calendar days to submit a plan to NASDAQ to regain compliance and if such plan is accepted, the Company can be granted an extension of up to 180 calendar days from the Notice Date to evidence compliance. If NASDAQ does not accept the Company’s plan, the Company will have the opportunity to appeal that decision to a hearings panel. The Company’s management is pursuing options to address the noncompliance and intends to submit a compliance plan on or before the deadline set by NASDAQ.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ Zheng James Chen
Name:	Zheng James Chen
Title:	Chief Financial Officer

Dated: June 10, 2019